SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the press release related to the fiscal year ended on June 30, 2004.

Fertile Land

CRESUD

Earnings Release
Fiscal Year 2004

Cresud cordially invites you to participate in the

Fiscal Year 2004 Results Conference Call

Wednesday, September 15, 2004 at 12:15

Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, CEO

Gabriel Blasi, CFO

If you would like to participate, please call:

1-888-243-3996 if you are in the US or

1-973-935-2403 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK

Available until September 17, 2004

Please call: 1-877-519-4471 (US)

1-973-341-3080 (International)

With the PIN # 5157427

FOR IMMEDIATE RELEASE

For further information

Alejandro Elsztain – CEO

Gabriel Blasi – CFO

+54 11 4323 - 7449

finanzas@cresud.com.ar

www.cresud.com.ar

Cresud S.A.C.I.F y A. announces its Fiscal Year 2004 results ended June 30, 2004

Highlights

Net income for Fiscal Year 2004 ended on June 30, 2004 showed a gain of Ps. 32.1 million (US$ 10.9 million).

Gross profit for Fiscal Year 2004 totalized Ps. 23.3 million (US$ 7.8 million), 11.4% higher than the previous period.

The preparation of 6,000 hectares for farming at Los Pozos was finalized during the Fiscal Year. In addition, the conversion of 1,185 hectares of Agro Riego San Luis into irrigated farming was completed.

Following the close of the Fiscal Year, bills of sale were signed for two farms that will generate earnings of US$ 7.0 million, and an approximate return of 100% for the first farm and a record margin close to 750% for the second.

Development of an important dairy farm with top-of-the-line technology is planned for the upcoming fiscal year. Such technology will increase the our current milk production output to approximately 36,000 liters per day.

Average occupancy of our Feed Lot Cactus increased 33% during Fiscal Year 2004 in comparison to fiscal year 2003, reaching 24,000 heads per month.

Buenos Aires, September 8, 2004 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, today announces the results for the Fiscal Year 2004 ended on June 30, 2004.

Letter to Shareholders

During the fiscal year ended on June 30, 2004, the company successfully continued to develop its agriculture exploitation diversified strategy including the impulse of new and ambitious projects, besides several profitable real estate acquisition and sale operations.

The macroeconomic context, both worldwide and locally, enhanced the evolution of the business due to the excellent conditions prevailing. The strong growth of both the global and US economy, interest rates at historical minimum levels and high quotations of commodities prices, generated a context were the argentine GDP increased inter annually 9.8% during the twelve months ended on June 30, 2004.

The company could adapt its strategy to the shifting conditions of the agriculture markets. The recovery in the price of crops came together with a strict control of costs. Therefore, gross margins generated by the sale of crops experienced a significant increase from 21.4% during fiscal year 2003 to 42.8% for fiscal year 2004. Crop production increased 6% reaching 74,610 tons.

Moreover, the unusual appreciation in the value of land, which measured in dollars exceeded quotations prior to the devaluation of the peso, allowed the company to carry out outstanding selling operations.

During fiscal year 2004, part of the farms located in Tapenagá, were sold, generating a Ps. 1.1 million profit equivalent to a 61% yield. Additionally, subsequent to the closing of the fiscal year, the bill of sale of Ñacurutú and San Enrique were signed, and will originate a US$ 2.7 and US$ 4.3 million profits respectively, after the closing of the operations, which will have a positive impact on the next Company’s economic results. The outcome of these operations supposes a yield close to 100% in the first case and a record of approximately 750% margin for the second case. Besides confirming the excellent history of the company, these operations are examples of the hidden value of the company’s assets.

To the best of our knowledge, the potential of the sector is in the development of marginal areas, as has happened in several countries worldwide. On account of current technology, we can obtain similar yields and higher profitability than those registered in the Argentine corn belt. At June 30, 2004, Cresud had land reserves for more than 266,000 hectares which were purchased at extremely convenient prices. We are convinced that developing such areas and with continuous technological updates, the value of land should appreciate generating important revenues for the company.

In the future, we will be observant to taking advantage of this type of opportunities in the market, selling properties with mature outcomes resulting in excellent yields for the company and purchasing mainly farms located in marginal areas with high productive potential. In order to achieve this we are also exploring investments outside Argentina.

Regarding our strategy of exploitation of the potential of sub used land, during fiscal year 2004 we completed the development of 1,185 hectares under irrigation in our “Agro Riego San Luis” farm, reaching 3,700 irrigated hectares with a productive capacity similar to that found on the nucleus area. On the other hand, we continued developing our “Los Pozos” farm adding 6,000 hectares for agriculture and livestock production.

Moreover, we are currently planning the construction of state of the art dairy facilities. Consequently, we will increase our productive capacity to 36,000 liters of milk per day approximately. We are expecting for this sector higher yields to those of the agriculture business. During fiscal year 2004, this business unit reported an outstanding Ps. 1.9 million gross margin (equal to 59%) being 102.2% higher than that obtained during the same period of the previous fiscal year.

The advance of land destined to agriculture together with climatic problems in different areas of the country, denoted that hostelry services are an interesting alternative for the cattle beef producer. On the other hand, yields for the cattle beef business from feed lot herds were slightly higher than yields from pasture based fed livestock, hence average monthly occupation for the fiscal year in Cactus increased 33% to 24,000 heads of cattle beef. Consequently, during fiscal year 2004, we enlarged the feed lot capacity with 14 new pens to host between 2,500 and 4,000 additional cattle beef heads. We are planning the opening of the second feed lot during fiscal year 2005.

Regarding our investment in IRSA Inversiones y Representaciones S.A., we have decided to exercise our option to convert during the fiscal year the amount of 5 million convertible bonds as part of our long term strategy, in order to revert the reduction of our share produced by the conversion and exercise of options carried out during the year by third parties. During fiscal year 2004, our investment in IRSA generated a Ps. 25.5 million profit.

The economic result for the fiscal year ended on June 30, 2004 showed a Ps. 32.1 million net profit. Despite being Ps. 32.9 million lower than that achieved during the previous fiscal year, it is necessary to explain that the benefits of such period had been positively impacted by extraordinary facts such as the sale of our crop stocks, nominal appreciation in the price of our cattle beef stocks and appreciation in the nominal exchange rate which impacted positively on our financial results and in our investment in IRSA, among others.

For the coming fiscal year, we hope to continue achieving results which reflect all the effort and work done during past years, during which we built up an excellent land portfolio, with an outstanding appreciation potential and a highly productive capacity. Despite being cautious about the future of Argentina, due to the uncertainty generated by pending matters to be solved, we are confident of the expansion possibilities of the agriculture sector.

As Cresud’s Second Vice-Chairman, I can’t finish this summary without thanking our shareholders, investors, clients, and suppliers for their continuous support and trust and our managers and employees for their permanent commitment and effort, without which success would not have been achieved.

Alejandro Elsztain

Second Vice-Chairman

Summary of operations

Most of our farms are located in one of the largest temperate prairie zones in the world and one of the richest areas of the world for agricultural production, covering portions of the provinces of Buenos Aires, Santa Fé, Córdoba, Chaco, San Luis, Catamarca, Salta and La Pampa. At June 30, 2004, we, together with our subsidiaries, owned 18 farms. Approximately 13,351 hectares of the land we own is productive and suitable for crop production and approximately 125,513 hectares are best suitable for beef-cattle production and 820 hectares are destined to milk production. The remaining 266,916 hectares are primarily natural woodlands. In addition, during fiscal year 2003, we leased farms on an aggregate total area of 13,628 hectares and for fiscal year 2004 we have leased farms for crop production on an aggregate total area of 9,766 hectares exclusively for crops on 19 farms and one farm for cattle breeding, this decrease between both seasons was mainly due to the high lease values. Taking advantage of this high demand for farms in the market company’s farms were leased to third parties.

The following table sets forth, for the periods indicated below, the amount of land used for each production activity (including total owned and leased land):

	Use of land Year ended June 30
	2000(1)	2001(1) (6)	2002(1) (7)	2003(1) (8)	2004(1) (9)
	(in hectares)
Crops (2)	47,204	40,208	48,437	27,255	27,358
Cattle Beef (3)	177,267	170,392	147,566	135,798	125,669
MIlk	2,926	2,492	1,390	977	1,001
Natural Woodlands (4)	275,995	275,889	275,928	272,318	266,916
Leases of owned land to 3rd parties	—	—	—	—	13,996

Total (5)	503,392	488,981	473,321	436,348	434,940

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A.
(2)	Includes wheat, corn, sunflower, soybean and sorghum.
(3)	Breeding and fattening
(4)	We use portions of our natural woodlands to produce charcoal and fence posts and rods.
(5)	During fiscal year 2000, 31,114 hectares and 1,500 hectares, respectively for crops and cattle beef production. During fiscal year 2001, 19,601 hectares were leased for crop production. At June 30, 2002, 28,913 hectares were leased for crop production and 2,500 for cattle beef production. At June 30, 2003, 13,628 hectares were leased for crop production. At June 30, 2004, farms were leased for which 9,766 hectares were exploited for crop production.
(6)	Includes 19,614 hectares of Tourné. This farm was sold in Ps. 6.2 million on December 4, 2000.
(7)	Includes 6,149 hectares of La Sofía and the plot sold from El Coro.
(8)	Includes 618 hectares of Los Maizales and 706 hectares of El Silencio/San Luis.
(9)	Includes 8,360 hectares of El Tigre purchased on April 30, 2003, and does not include 6,478 hectares of “El 41-42” whose tittles were signed on November 26, 2003.

Operations and Principal Activities

During fiscal year ended on June 30, 2003, our operations were conducted on 19 farms own by the Company and its subsidiaries and 26 leased farms. For fiscal year 2004, our operations will be conducted on 18 own farms and 19 leased farms. Some of the farms we own are engaged in more than one productive activity at a time. The following table sets forth, for the periods indicated below, the volumes of our production by principal product line:

	Production of primary products Year ended June 30,
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
Crops (2)	159,992	104,974	142,478	70,369	74,612
Beef-Cattle (3)	12,903	12,725	10,493	9,121	11,343
Milk (4)	10,933	7,057	6,783	6,024	6,721

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef-cattle owned by us.
(4)	Production measured in thousands of liters.

Land

On November 26, 2003 the farm “El 41 y 42” which extension is 6,478 hectares, located in Tapenagá, Province of Chaco, was sold. The accorded price was US$ 0.97 million, generating a Ps. 1.08 million profit.

Additionally, subsequent to the closing of the fiscal year, the bill of sale of Ñacurutú and San Enrique were signed, and will originate a US$ 2.7 and US$ 4.3 million profits respectively, after the closing of the operations, which will have a positive impact on the next Company’s economic results. The outcome of these operations supposes a yield close to 100% in the first case and a record of approximately 750% margin for the second case. Besides confirming the excellent history of the company, these operations are examples of the hidden value of the company’s assets.

Crop Production

Our crop production consists primarily of the sowing and harvesting of fine and coarse grains and oilseeds. Main crops include wheat, corn, soybean and sunflower. Other crops, such as sorghum, are occasionally sowed and represent a small percentage of total sown land.

The following table sets forth, for the periods indicated below, our production of principal crops:

	Crop Production Year ended June 30,
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
	(in tons)
Wheat	26,283	9,835	28,051	9,397	16,707
Corn	81,343	46,745	63,175	27,508	31,164
Sunflower Seeds	19,413	5,080	4,122	3,074	3,095
Soybeans	31,704	42,068	43,335	25,056	20,439
Other	1,249	1,246	3,795	5,334	3,207

Total	159,992	104,974	142,478	70,369	74,612

(1)	Does not include production from Agro-Uranga S.A.

The following table sets forth, for the periods indicated below, our owned and leased sown land for crop production:

	Sown Land for Crop Production (1) Year ended June 30,
	2000(2)	2001(2)	2002(2)	2003(2)	2004(2)
	(in hectares)
Owned	16,090	20,069	19,524	12,677	17,592
Leased	31,114	20,139	28,913	14,578	9,766

Total	47,204	40,208	48,437	27,255	27,358

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A.

As of June 30, 2004, leased land as a percentage of total land sown by us was 42% of total sown area.

Our crop inventory at any given time varies according to market conditions. At June 30, 2004, our crop inventory consisted of 273 tons of wheat, 22,210 tons of corn, 10,924 tons of soybean, 961 tons of sorghum and 56 tons of oats.

Beef-Cattle Production

Our beef-cattle production principally involves the raising and fattening of beef-cattle from our own stock. In some cases, if the market conditions are favorable we acquire and fatten beef-cattle for sale to slaughterhouses and supermarkets.

In addition, as part of our strategy to move along the production chain, during the 2003 we began to slaughter some of our own livestock, having obtained the appropriate licenses. We also plan to begin to export for the account of third parties. As of June 2004, the cattle stock of the Company was 97,909 heads, with a total of 125,513 hectares used for this activity.

Beef cattle production was 11,343 tons, which represented a 24,4% increase over the previous year mainly due to the higher amount of cattle finished in the feedlot due to the persistent draught during the 5 initial months of the fiscal year in breeding farms.

Our beef-cattle stock is organized into raising and fattening activities. The following table indicates, for the periods set forth below, the number of heads of beef-cattle for each activity:

	Heads of Beef-Cattle(1) Year ended June 30,
	2000(2)	2001(2)	2002(2)	2003(2)	2004(2)
Raising	41.242	41.419	32.304	31.328	30.327
Fattening	66.560	54.732	44.464	49.177	67.582

Total	107.802	96.151	76.768	80.505	97.909

(1)	For classification purposes, upon birth, all calves are considered to be in the fattening process.
(2)	Does not include head of beef-cattle from Agro-Uranga S.A.

Milk Production

During fiscal year 2004, milk production was 11.7% higher than in the previous year since during the first months of the fiscal year food supplementation was reintroduced due to the persistent draught enabling a higher yield in the liters produced per milking cow.

At present, the only dairy farm owned by us is located in La Juanita, which is mostly based on pasture feeding. This lower cost system enables to improve milk margins as compared to grain feeding systems.

The following table sets forth, for the periods indicated below the total number of our milking cows, average daily production per cow and our total milk production:

	Milk Production Year Ended June 30,
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
Milking cows	1,519	1,135	1,143	1,002	1,000
Daily production (liters per cow)	19.7	18.5	16.3	16.5	18.4
Total production (thousands of liters)	10,933	7,057	6,783	6,024	6,731

(1)	Does not include production from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

During fiscal year 2003, 820 hectares were involved in the production of milk. At June 30, 2004 we had 3,472 milking cows on 820 hectares involved in the production of milk.

Land Leases

During the fiscal year, 9,766 hectares were leased for agriculture, most of which were agreed under a fixed payment prior to harvest and only a small percentage were crop sharing agreements.

Upon the rise in the prices of land, the company decided not to validate such prices and only lease land which would allow appropriate margins.

Development of Marginal Areas

We believe the sector’s potential, as has happened in various countries worldwide, is in the development of marginal areas. With current state of the art technology, similar yields can be obtained with ampler profits than those registered in nucleus areas.

During fiscal year 2004, we completed the development of 1,185 hectares under irrigation in our Agro Riego San Luis farm, reaching 3,700 hectares with a productive capacity similar to that registered in the nucleus areas. On the other hand, we continue the development of our Los Pozos farm were we added 6,000 hectares for agriculture and cattle beef production. For the coming season 3,200 additional hectares with sown grass (Gatton Panic) will enter into production.

At June 30, 2004, Cresud had land reserves amounting more than 266,000 hectares which were purchased at extremely convenient prices. We are convinced that developing such areas and with continuous technological updates, the value of land should appreciate generating important revenues for the company.

Feed Lot – Cactus Argentina S.A.

During the fiscal year, the 170 hectare feed lot located in San Luis, were the Company has a 50% ownership through Cactus Argentina S.A., continued consolidating its growth and enabled a high percentage of occupation and cash revenues.

During past years, due to highly profitable agriculture margins, livestock production was displaced by crop production to marginal areas. Consequently, traditional pasture based cattle beef production has decreased and feed lot production has increased.

Argentine producers have found as an alternative, the use of hostelry services to finish the fattening stage of their herds. Cactus Argentina S.A., has been a pioneer in this type of service and due to this fact during the year the average occupation level reached almost 100% of its capacity.

Due to this increase in the demand we decided to enlarge the capacity of the feed lot with 14 new pens which can host between 2,500 and 4,000 additional cattle beef heads, such works were completed during the second quarter of the fiscal year. Consequently, average monthly occupation for the fiscal year amounted 24,000 heads of cattle beef, 33% higher than the average of the previous fiscal year.

The uniformity in the final product of the herds has given buyers a high quality product, enabling an easier commercialization and achieving higher selling prices.

Fiscal year 2004 has been prosperous and reported great benefits for Cactus. Net results for the fiscal year amounted Ps. 0.8 million. The company has high liquidity standards and no bank debts, allowing the purchase of high quality inputs at extremely competitive prices.

Internet

Fyo.com, the internet site were the company has a 70% ownership, showed during the fiscal year a positive EBITDA. The portal keeps consolidating as the leading site for the agriculture sector and has started to expand the scope of commercial services through the direct sale of inputs and crop brokerage.

Currently, Futuros y Opciones.com S.A., has a database with more than 40,000 users and more than 5,000 subscribed agriculture producers. Our strategy seeks to grant commercial services to the agriculture producer, taking advantage of Cresud’s experience and operative know how in the business, being FyO the link with the client.

During the fiscal year ended on June 30, 2004 Futuros y Opciones.com S.A. revenues amounted Ps. 0,9 million, 84% higher than those registered during the previous fiscal year.

Principal indicators for the nine-month period ended June 30, 2004 and 2003:

		12 months as of June 30, 2004	12 months as of June 30, 2003%
	Sales Volume
	Wheat (tons)	16,073	14,362	11.9%
	Corn (tons)	23,860	56,060	-57.4%
	Sunflowers (tons)	3,095	5,234	-40.9%
	Soybean (tons)	19,089	40,659	-53.1%
	Others (tons)	2,281	5,111	-55.4%

	Total crops (tons)	64,398	121,426	-47.0%

	Beef Cattle (tons)	14,540	9,561	52.1%
	Milk (Thousand of liters)	6,731	6,024	11.7%

	Production
	Wheat (tons)	16,707	9,397	77.8%
	Corn (tons)	31,164	27,507	13.3%
	Sunflowers (tons)	3,095	3,082	0.4%
	Soybean (tons)	20,439	25,056	-18.4%
	Beef Cattle (tons)	11,343	9,121	24.4%
	Milk (Thousand of liters)	6,731	6,024	11.7%

	Exploited surface (hectares)
Crops	Owned Farms	13,351	10,010	33.4%
	Leased Farms	9,766	13,628	-28.3%
Beef Cattle	Owned Farms	125,513	135,257	-7.2%
	Leased Farms	820	820	0.0%

	Land Reserve (hectares)	266,916	272,318	-2.0%

	Surface under irrigation	3,448	2,814	22.5%

	Storage Capacity (tons)	20,360	23,450	-13.2%

	Total head of cattle	101,381	83,051	22.1%
	Dairy Farm Stock (heads)	3,472	2,546	36.4%
	Milking cows (heads)	1,193	1,272	-6.2%

Result recorded by IRSA Inversiones y Representaciones S.A. (NYSE: IRS – BCBA: IRSA)

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties.

IRSA participates in the following business segments:

•	Office rental with more than 84,000 m2 for lease.

•	Operation of Shopping Centers through its 53.8% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 7 shopping centers with 143,693 m2 of gross leasable area.

•	Sale of residential properties.

•	Holding and operation of luxury hotels through its equity interest in 3 five star hotels.

Furthermore, IRSA owns land reserves for future developments valued at Ps. 323.1 million.

IRSA’s total assets amount to Ps. 2,202.9 million and its net worth totals Ps. 959.9 million.

As a consequence of the currency policy adopted and price stabilization, internal consumption became one of the principal engines for economic growth during the last twelve months. This circumstance was reflected in IRSA’s results, as shown by the significant increase in operating income which rose 311% to Ps. 104.7 million in fiscal year 2004 from Ps. 25.5 million in 2003. The increase mainly results from a year-on-year 10% increase in sales, 5% reduction in operating costs and 199% increase in results from operations and holding of real estate assets due to the significant recovery in IRSA’s assets’ value. There was a considerable improvement in the performance of its shopping center and hotel segment, which recorded increases in revenues of 26% and 23%, respectively, compared to the previous fiscal year, while the sales and developments and offices segments decreased by 34% and 15%. Particularly in the case of sales and developments, this fall was mainly due to non-recurrent revenues from the sale of the Piscis Hotel in Valle de Las Leñas, Province of Mendoza, recorded in fiscal year 2003.

The lower net income mainly reflects the effect of financial results. In fiscal year 2003, net financing effects showed a positive result of Ps. 315.3 million, as compared to only Ps. 10.5 million in 2004. The decrease was mainly originated in exchange differences, as the significant 26% appreciation of the Argentine Peso against the US Dollar during fiscal year 2003 had a substantial positive impact on IRSA’s liabilities in foreign currency, resulting in positive net exchange differences of Ps. 188.7 million, while for fiscal year 2004, the local currency depreciated by 6%, resulting in negative net exchange differences of Ps. 13.0 million. Results from financial operations, gain, also decreased in 2004 to Ps. 70.5 million from Ps. 109.6 million recorded in 2003, mostly because of lower income from Alto Palermo due to exchange differences and derivative instruments. Financing expenses decreased by 8% from Ps. 65.9 million in 2003 to Ps. 60.8 million in 2004 due to the reduction in its indebtedness.

Besides, income from subsidiaries recorded a significant improvement, from a loss of Ps. 14.7 million to an income of Ps. 26.7 million, due to the income recognized during this fiscal year as a consequence of the change in the valuation criterion of Banco Hipotecario S.A and the non-recurrent net loss from Alto Palermo’s subsidiaries. During this period there was also an increase in income tax and minimum presumed income tax of Ps. 25.7 million (negative) as compared to Ps. 3.5 million (positive) in the previous year, mainly due to the losses recorded in IRSA and Alto Palermo according to the adjustments made by applying the deferred tax method.

During fiscal year 2004, Cresud decided to convert 5 million units of Convertible Notes as part of its long-term strategy intending to revert the reduction in its equity interest as a consequence of the conversion and exercise of Warrants by third parties during the year.

As of June 30, 2004, the Company had a shareholding position of 63,247,601 shares of IRSA, which represented a stake of 25.42% in that company. Additionally, as of that date, Cresud held 44,943,168 units of Convertible Notes issued by IRSA and 49,943,168 Warrants also issued by that company.

The investment for the fiscal year 2004 in IRSA resulted in a Ps. 25.5 million gain for the Company.

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of warrants

At present, our debt under Convertible Notes was reduced by US$ 6,954,986 as a consequence of the exercise of conversion rights.

As of today, 6,583,995 Warrants have been exercised, resulting in an inflow of US$ 7.9 million in the Company.

In this way, considering all conversions and exercise of warrants, the number of outstanding Convertible Notes as of today has reached US$ 43,045,014 while the number of outstanding warrants amounts to 43,416,005. 26,661,997 shares were issued, increasing the Company’s total number of outstanding shares to 150,706,389.

It should be noted that since the Company holds Convertible Bonds issued by IRSA for a total 44.9 million, which bear interest at the same rate as those issued by us, funds to be collected from our holding in IRSA will exceed those required to cover payment of our Convertible Notes.

The following graphics show past, actual and potential situation in the future of the Convertible Notes issued on November 14, 2002, under New York Law, at an interest rate of 8% (paid semiannually), due to November 14, 2007, which are convertible at a price of US$ 0.5078 per share of face value Ps. 1.00 (1.9693 shares of face value Ps. 1.00 per Note). Additionally, each Convertible Note holds a warrant which allows the holder to obtain for each Convertible Note 1.9693 shares, of face value Ps. 1.00, at a price of US$ 0.6063.

Note: “Assuming Conversion (Fully Diluted)” refers to the situation where all the holders of the Convertible Notes convert the securities and where all the Warrants are exercised.

Prospects for the upcoming year

The Argentine economic situation has placed the agriculture sector and our company in a highly favorable condition to take advantage of arising opportunities. Likewise, we will continue with our strategy of complementing agriculture in company’s farms with agriculture in leased farms, as long as the profitability on the invested capital reaches minimum required levels.

Due to the effects of devaluation on the cattle beef exporting industry and the expected opening after the control of the hoof and mouth disease, of markets such as the United States, Mexico and Canada, perspectives for the activity are promising. Since we expect an increase in the quotations in dollars of cattle assets, we are focusing in obtaining its maximum productivity and increasing our production levels. Moreover, after the international conflict arising due to the appearance of the Mad Cow disease, new markets could appear for the argentine cattle beef producer.

Locally, the appearance of new international participants in the argentine cattle beef business shows the interest of the world’s most important players in this sector.

To enhance new projects, we are planning an external working capital financing strategy for production, at convenient interest rates, which will allow us to develop new business opportunities optimizing risks.

Commercially, we are signing agreements with exporting slaughterhouses to slaughter our own cattle and export on account of third parties. In order to achieve such benefits we obtained a butcher’s license.

Within our expansion strategy, we will continue developing hectares under irrigation in our Agro Riego San Luis farm. Moreover, we will continue developing our Los Pozos farm adding more surface for agriculture and cattle beef production.

We will also continue working intensely in the development of a business line oriented towards granting services for the agriculture sector, which includes the production of specialties and seeds for the main seed producers and exporting companies.

On the other hand, we are currently planning the development of large scale dairy facilities with state of the art technology. This will enable the increase of our herd in 2,000 additional heads. We are expecting for this sector yields superior to those registered in the agriculture business.

In Cactus Argentina S.A., we are planning the development of a second feed lot, which will allow us to supply the growing market demand.

Futuros y Opciones.com S.A., our internet company, seeks to continue generating comercial agreements and enlarge the scope of services to the agriculture sector. We have commenced crop brokerage, with the corresponding licenses, and we expect to enlarge the market share within this extremely profitable business.

For the coming fiscal year we are planning to develop a system migration consisting in the integration of the different interfaces and existing processes in diverse areas within our company. This improvement will grant a more flexible, efficient and agile organization to face the business requirements, besides achieving higher competitiveness in our organization. Likewise, this integration strategy will allow us to automate, standardize and formalize processes in order to turn them auditable, thus favoring our alignment with SEC requirements, particularly with the Sarbanes-Oxley act.

In the future, we will be observant to taking advantage of arising opportunities in the market, selling properties with mature outcomes resulting in excellent yield for the company and purchasing farms mainly located in marginal areas with high productive potential. In order to achieve this we are also exploring investments outside Argentina.

This Earnings Release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

If you wish to be included or removed from Cresud, IRSA or APSA’s mailing list, please send an e-mail with your information to finanzas@cresud.com.ar

Principal Consolidated Indicators

For the Fiscal Years ended June 30, 2004 and 2003

(In Argentine Pesos)

(Exchange Rates: June 30, 2004: US$ 1.00 = Ps. 2.958 / June 30, 2003: US$ 1.00 = Ps. 2.80)

Income Statement	Fiscal Year 2004	Fiscal Year 2003	% Change
Sales
Crops	26,921,690	50,167,010	-46.3%
Beef Cattle	27,370,418	17,311,212	58.1%
Milk	3,191,948	2,414,992	32.2%
Others	4,786,930	2,056,625	132.8%

Net Sales	62,270,986	71,949,839	-13.5%

Cost of goods sold
Crops	(15,405,391)	(39,425,551)	-60.9%
Beef cattle	(21,140,135)	(8,746,014)	141.7%
Milk	(1,307,963)	(1,483,172)	-11.8%
Others	(1,123,049)	(1,387,410)	-19.1%

Total Cost	(38,976,538)	(51,042,147)	-23.6%

Crops	11,516,299	10,741,459	7.2%
Beef cattle	6,230,283	8,565,198	-27.3%
Milk	1,883,985	931,820	102.2%
Others	3,663,881	669,215	447.5%

Gross Income	23,294,448	20,907,692	11.4%

Selling expenses	(4,903,065)	(6,045,309)	-18.9%
Administrative expenses	(5,298,032)	(4,309,119)	22.9%
Result from sale of fixed assets	1,668,751	4,869,484	-65.7%
Beef cattle holding results	2,230,329	12,224,813	-81.8%

Operating income (loss)	16,992,431	27,647,561	-38.5%

Financial and Holding results
Generated by assets	19,940,562	(51,269,561)	-138.9%
Generated by liabilities	(19,735,014)	40,329,234	-148.9%
Result from sale of other fixed assets	268,632	32,734	720.7%
Donations	(706,200)	(2,000,000)	-64.7%
Other income and expenses	(36,977)	(124,622)	-70.3%
Results from related companies	27,071,225	68,008,820	-60.2%
Management fees	(3,567,003)	(7,224,996)	-50.6%

Income before Income Tax	40,227,656	75,399,170	-46.6%

Income tax	(8,265,895)	(10,598,255)	-22.0%
Minority interest	141,261	224,046	-37.0%

Net Income	32,103,022	65,024,961	-50.6%

Earnings per Share Basic	0.23	0.54	-57.4%
Earnings per Share Diluted	0.14	0.19	-26.3%

Sumary of Balance Sheet	As of June 30, 2004	As of June 30, 2003	% Change
Current Assets	73,098,688	58,429,226	25.1%
Non current Assets	572,980,324	509,353,863	12.5%

Total Assets	646,079,012	567,783,089	13.8%
Current Liabilities	28,751,274	15,076,827	90.7%
Non current Liabilities	152,094,091	160,700,428	-5.4%

Total Liabilities	180,845,365	175,777,255	2.9%
Minority Interest	65,451	206,709	-68.3%
Shareholder’s Equity	465,168,196	391,799,125	18.7%

Statements of Consolidated Cash Flows

For the Fiscal Years ended June 30, 2004 and 2003

(In Argentine Pesos)

(Exchange Rates: June 30, 2004: US$ 1.00 = Ps. 2.958 / June 30, 2003: US$ 1.00 = Ps. 2.80)

Cash Flow	As of June 30, 2004	As of June 30, 2003
CHANGES IN CASH
Cash and cash equivalents as of the beginning of period	20,930,230	44,339,538
Cash and cash equivalents as of the end of period	12,733,227	20,930,228
Net (Decrease) Increase	(8,197,003)	(23,409,310)

Causes of cash changes

Operating Activities
Net cash (used in) provided by operating activities	(332,618)	11,429,473

Investment Activities
Increase in long term investments	(1,199,671)	(176,627,072)
Increase from equity interest in related companies	(14,564,425)	(8,151,725)
sell / (purchase) of fixed assets	(8,770,534)	(15,704,362)
Net cash (used in) investing activities	(24,534,630)	(200,483,159)

Financing activities
Warrants exercises	23,068,638	—
Dividend paid	(1,500,000)	—
Increase / (decrease) of debt	(3,924,978)	163,797,882
Others	(973,413)	1,846,494
Net cash provided by financing activities	16,670,247	165,644,376

Net decrease in cash	(8,197,001)	(23,409,310)

The information here detailed is an abstract of our Financial Statements for the

Fiscal Years ended June 30, 2004 and 2003 which is at your disposal

Location of our Portfolio of Farms

as of June 30, 2004

Principal Offices

Moreno 877 23º Floor

Tel +(54 11) 4814-7800/9

Fax +(54 11) 4814-7876

www.cresud.com.ar

C1086AAF – Autonomous City of Buenos Aires – Argentina

Investor Relations

Alejandro Elsztain – CEO

Gabriel Blasi – CFO

Tel +(54 11) 4323-7449

e-mail finanzas@cresud.com.ar

Company’s Legal Counsel

Estudio Zang, Bergel & Viñes

Tel +(54 11) 4322 0033

Florida 537 18th Floor

C1005AAK – Autonomous City of Buenos Aires – Argentina

Company’s Independent Auditors

PricewaterhouseCoopers Argentina

Tel +(54 11) 4319 4600

Av. Alicia Moreau de Justo 240 2nd Floor

C1107AAF – Autonomous City of Buenos Aires – Argentina

Registrar and Transfer Agent

Caja de Valores S.A.

Tel +(54 11) 4317 8900

25 de Mayo 362

C1002ABH – Autonomous City of Buenos Aires – Argentina

Depositary Agent of ADS´s

Bank of New York

Tel 1 888 BNY ADRS (269-2377)

Tel +(1 610) 312 5315

1258 Church Street Station

10286 – New York, NY – United States of America

BASE Symbol: CRES

Nasdaq Symbol: CRESY

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 9, 2004